Exhibit to Accompany
Item 77J (b)
Form N-SAR

KEELEY Small Cap Value Fund, Inc.
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) "Determination,
Disclosure and Financial Statement Presentation of
Income, Capital Gain and Return of Capital
Distributions by Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain
(loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has reclassified accumulated net investment losses to reduce capital stock by $327,739 and accumulated net realized gain on investments by $31,929 for the year ended September 30, 1998.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Funds' capital account on a tax basis.